SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 1, 2003 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

UNIVERSAL STUDIOS AND SHAW COMMUNICATIONS INC.
ANNOUNCE VIDEO-ON-DEMAND AGREEMENT

Universal City, CA and Calgary, AB, September 30, 2003 — Shaw Communications Inc. announced today a long-term licensing agreement with Universal Studios Pay-Per-View (USPPV) to provide major Hollywood movies and other programming content for Shaw’s Video-on-Demand (VOD) and Pay-Per-View (PPV) services. This deal represents another significant step in expanding the variety and quality of content available to Shaw’s VOD customers from one of Hollywood’s major studios.

Shaw’s VOD service provides consumers with unprecedented choice and control when watching movies and other programming at home. Customers can choose from a growing selection of major motion pictures, TV series and other content from the convenience of their homes. Shaw’s VOD service gives customers the ability to view a program for a period of up to 24 hours with full DVD-like functionality, including pause, rewind and fast forward features.

“Universal Studios is very pleased to partner with Shaw on this new and exciting home entertainment service. Shaw’s position in the Canadian market gives us an excellent opportunity to provide our product via VOD for our current feature films and extensive library,” said Holly Leff-Pressman, senior vice-president, worldwide pay-per-view and video-on-demand, Universal Television Distribution.

“Universal’s impressive line-up of current feature films and extensive library of motion pictures and other content is a tremendous addition to our VOD product offering” said Michael D’Avella, Senior Vice President of Planning, Shaw Communications Inc. “Our customers will now be able to expand their viewing options with an outstanding selection of titles from one of the top Hollywood studios. We now have product from studios representing about half of Hollywood’s motion picture output.”

Universal will supply Shaw with current releases, including 2 Fast 2 Furious, and the summer blockbuster Hulk. Current features on the VOD service will be available at the same time as traditional PPV. Library product will include Back To The Future, The Mummy Returns, American Pie, Erin Brockovich and The Sting.

Universal Studios Pay-Per-View (USPPV) licenses and markets its movies to pay-per-view and video-on-demand distributors on a worldwide basis. USPPV is a part of the Universal Television Group (UTG), a division of Vivendi UNIVERSAL Entertainment (VUE) (www.universalstudios.com), the U.S.-based film, television and recreation entity of Vivendi Universal, a global media and communications company.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR)

Shaw Communications Inc. Contact:

Michael D’Avella
Senior Vice President, Planning
(403) 750-4500

Universal Studios Contact:

Jim Benson
Universal Television Distribution
(818) 777-0117
jim.benson@unistudios.com